
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Internet Pictures Corporation
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                       ----------------------------------
                         (Title of Class of Securities)
                                    46059S200
                               ------------------
                                 (CUSIP Number)


                              Warner B. Rodda, Esq.
                      Paradigm Capital Equity Partners, LLC
                            6410 Poplar Ave., Ste 395
                                Memphis, TN 38119
                                 (901) 682-6060
                    ----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 25, 2002
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 9 pages


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                                                                                                                Page 2 of 9 pages


CUSIP No. 46059S200                                                 13D
          ---------

----------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Image Investor Portfolio, a separate series of Memphis Angels, LLC
----------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                          (a):X
                                                                                                (b):
----------------------------------------------------------------------------------------------------------------------------------
  (3)      SEC Use Only

----------------------------------------------------------------------------------------------------------------------------------
  (4)      Source Of Funds*

       WC
----------------------------------------------------------------------------------------------------------------------------------
  (5)      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------------------------
  (6)      Citizenship Or Place Of Organization

       Delaware
----------------------------------------------------------------------------------------------------------------------------------
Number Of Shares        (7)     Sole Voting Power       8,091,825 (1)
Beneficially Owned
By Each Reporting
Person With             (8)     Shared Voting Power     0


                        (9)     Sole Dispositive Power  8,091,825 (1)


                        (10)    Shared Dispositive Power 0


  (11)     Aggregate Amount Beneficially Owned By Each Reporting Person                                        8,091,825 (1)

----------------------------------------------------------------------------------------------------------------------------------
  (12)     Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

----------------------------------------------------------------------------------------------------------------------------------
  (13)     Percent Of Class Represented By Amount In Row (11)                                                      54.7% (2)

----------------------------------------------------------------------------------------------------------------------------------
  (14)     Type Of Reporting Person                                                                                   OO

----------------------------------------------------------------------------------------------------------------------------------

(1)     Consists of shares of Common Stock issuable upon conversion of (i)
        500,000 shares of Series B Preferred Stock acquired in the Third Closing
        (as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and 13,830 shares of Series B Preferred Stock issued in consideration for substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First
        Closing and Second Closing; and (iii) 115,000 shares of Series B
        Preferred Stock acquired upon partial exercise of a warrant (the
        "Tranche B Warrant") in the Third Closing. Each share of Series B
        Preferred Stock is currently convertible into 9.2075 shares of Common
        Stock (subject to adjustment--See Item 4 of this Amendment).

(2)     Calculated in accordance with Rule 13d-3 under the Securities Exchange
        Act of 1934, as amended. The Reporting Person's actual voting interest is 42.0% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

                       SEE INSTRUCTION BEFORE FILLING OUT!

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                                                                                                                Page 3 of 9 pages


CUSIP No. 46059S200                                                 13D
          ---------

----------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Memphis Angels, LLC
----------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                          (a):X
                                                                                                (b):
----------------------------------------------------------------------------------------------------------------------------------
  (3)       SEC Use Only

----------------------------------------------------------------------------------------------------------------------------------
  (4)       Source Of Funds*

      WC
----------------------------------------------------------------------------------------------------------------------------------
  (5)       Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------------------------
  (6)       Citizenship Or Place Of Organization

      Delaware
----------------------------------------------------------------------------------------------------------------------------------
Number Of Shares        (7)         Sole Voting Power       8,091,825 (1)
Beneficially Owned
By Each Reporting
Person With             (8)         Shared Voting Power     0


                        (9)         Sole Dispositive Power  8,091,825 (1)


                        (10)        Shared Dispositive Power 0


  (11)      Aggregate Amount Beneficially Owned By Each Reporting Person                                       8,091,825 (1)

----------------------------------------------------------------------------------------------------------------------------------
  (12)      Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

----------------------------------------------------------------------------------------------------------------------------------
  (13)      Percent Of Class Represented By Amount In Row (11)                                                     54.7% (2)

----------------------------------------------------------------------------------------------------------------------------------
  (14)      Type Of Reporting Person                                                                                  OO

----------------------------------------------------------------------------------------------------------------------------------

(1)     Consists of shares of Common Stock issuable upon conversion of (i)
        500,000 shares of Series B Preferred Stock acquired in the Third Closing
        (as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and 13,830 shares of Series B Preferred Stock issued in consideration for substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First
        Closing and Second Closing; and (iii) 115,000 shares of Series B
        Preferred Stock acquired upon partial exercise of a warrant (the
        "Tranche B Warrant") in the Third Closing. Each share of Series B
        Preferred Stock is currently convertible into 9.2075 shares of Common
        Stock (subject to adjustment--See Item 4 of this Amendment). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company.

(2)     Calculated in accordance with Rule 13d-3 under the Securities Exchange
        Act of 1934, as amended. The Reporting Person's actual voting interest is 42.0% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

                       SEE INSTRUCTION BEFORE FILLING OUT!


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                                                                                                                Page 4 of 9 pages


CUSIP No. 46059S200                                                 13D
          ---------

----------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Paradigm Capital Equity Partners, LLC
----------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                          (a):X
                                                                                                (b):
----------------------------------------------------------------------------------------------------------------------------------
  (3)       SEC Use Only

----------------------------------------------------------------------------------------------------------------------------------
  (4)       Source Of Funds*

      AF
----------------------------------------------------------------------------------------------------------------------------------
  (5)       Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------------------------
  (6)       Citizenship Or Place Of Organization

      Delaware
----------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                    (7)         Sole Voting Power       8,091,825 (1)
Beneficially Owned
By Each Reporting
Person With                         (8)         Shared Voting Power     0


                                    (9)         Sole Dispositive Power  8,091,825 (1)


                                    (10)        Shared Dispositive Power 0


  (11)      Aggregate Amount Beneficially Owned By Each Reporting Person                                       8,091,825 (1)

----------------------------------------------------------------------------------------------------------------------------------
  (12)      Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

----------------------------------------------------------------------------------------------------------------------------------
  (13)      Percent Of Class Represented By Amount In Row (11)                                                     54.7% (2)

----------------------------------------------------------------------------------------------------------------------------------
  (14)      Type Of Reporting Person                                                                                 OO

----------------------------------------------------------------------------------------------------------------------------------

(1)     Consists of shares of Common Stock issuable upon conversion of (i)
        500,000 shares of Series B Preferred Stock acquired in the Third Closing
        (as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and 13,830 shares of Series B Preferred Stock issued in consideration for substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First
        Closing and Second Closing; and (iii) 115,000 shares of Series B
        Preferred Stock acquired upon partial exercise of a warrant (the
        "Tranche B Warrant") in the Third Closing. Each share of Series B
        Preferred Stock is currently convertible into 9.2075 shares of Common
        Stock (subject to adjustment--See Item 4 of this Amendment). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager.

(2)     Calculated in accordance with Rule 13d-3 under the Securities Exchange
        Act of 1934, as amended. The Reporting Person's actual voting interest is 42.0% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

                       SEE INSTRUCTION BEFORE FILLING OUT!


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                                                                                                                Page 5 of 9 pages

CUSIP No. 46059S200                                                 13D
          ---------

----------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Paradigm Holdings
----------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                          (a):X
                                                                                                (b):
----------------------------------------------------------------------------------------------------------------------------------
  (3)       SEC Use Only

----------------------------------------------------------------------------------------------------------------------------------
  (4)       Source Of Funds*

      AF
----------------------------------------------------------------------------------------------------------------------------------
  (5)       Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------------------------
  (6)       Citizenship Or Place Of Organization

      Delaware
----------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                    (7)         Sole Voting Power       8,091,825 (1)
Beneficially Owned
By Each Reporting
Person With                         (8)         Shared Voting Power     0


                                    (9)         Sole Dispositive Power  8,091,825 (1)


                                    (10)        Shared Dispositive Power 0


  (11)      Aggregate Amount Beneficially Owned By Each Reporting Person                                       8,091,825 (1)

----------------------------------------------------------------------------------------------------------------------------------
  (12)      Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

----------------------------------------------------------------------------------------------------------------------------------
  (13)      Percent Of Class Represented By Amount In Row (11)                                                     54.7% (2)

----------------------------------------------------------------------------------------------------------------------------------
  (14)      Type Of Reporting Person                                                                                  PN

----------------------------------------------------------------------------------------------------------------------------------

(1) Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock acquired in the Third Closing (as defined herein) upon conversion of the outstanding principal of a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and 13,830 shares of Series B Preferred Stock issued in consideration for substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment--See Item 4 of this Amendment). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 42.0% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

                       SEE INSTRUCTION BEFORE FILLING OUT!


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                                                                                                                Page 6 of 9 pages


CUSIP No. 46059S200                                                 13D
          ---------


----------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Frank A. McGrew IV
----------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                          (a):X
                                                                                                (b):
----------------------------------------------------------------------------------------------------------------------------------
  (3)       SEC Use Only

----------------------------------------------------------------------------------------------------------------------------------
  (4)       Source Of Funds*

      AF
----------------------------------------------------------------------------------------------------------------------------------
  (5)       Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

----------------------------------------------------------------------------------------------------------------------------------
  (6)       Citizenship Or Place Of Organization

      Tennessee
----------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                    (7)         Sole Voting Power
Beneficially Owned
By Each Reporting
Person With                         (8)         Shared Voting Power                 8,091,825 (1)


                                    (9)         Sole Dispositive Power


                                    (10)        Shared Dispositive Power            8,091,825 (1)


  (11)      Aggregate Amount Beneficially Owned By Each Reporting Person                                       8,091,825 (1)

----------------------------------------------------------------------------------------------------------------------------------
  (12)      Check If The Aggregate Amount In Row (11) Excludes Certain Shares*  [ ]

----------------------------------------------------------------------------------------------------------------------------------
  (13)      Percent Of Class Represented By Amount In Row (11)                                                     54.7% (2)

----------------------------------------------------------------------------------------------------------------------------------
  (14)      Type Of Reporting Person                                                                                  IN

----------------------------------------------------------------------------------------------------------------------------------

(1) Consists of shares of Common Stock issuable upon conversion of (i) 500,000 shares of Series B Preferred Stock acquired in the Third Closing (as defined herein) upon conversion of the outstanding principal a convertible promissory note that had been issued in connection with the First Closing and Second Closing (each as defined herein) and 13,830 shares of Series B Preferred Stock issued in consideration for substantially all of the accrued interest on such promissory note at the time of conversion; (ii) 250,000 shares of Series B Preferred Stock underlying warrants (the "Tranche A Warrants") issued in the First Closing and Second Closing; and (iii) 115,000 shares of Series B Preferred Stock acquired upon partial exercise of a warrant (the "Tranche B Warrant") in the Third Closing. Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment--See Item 4 of this Amendment). All of such shares are held or may be acquired by Image Investor Portfolio, a separate series of Memphis Angels LLC, a Delaware limited liability company, of which Paradigm Capital Equity Partners, LLC, a Delaware limited liability company, is the Manager, of which Paradigm Holdings, a Delaware general partnership, is the Managing Member, of which Mr. McGrew is the Managing Partner.

(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The Reporting Person's actual voting interest is 42.0% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors (as defined herein), vote on an as-converted basis with the Common Stock.

                       SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 7 of 9 pages


ITEM 1.         SECURITY AND ISSUER.

        This Amendment No. 3 to Schedule 13D (this "Amendment") relates to the Common Stock, $.001 par value per share (the "shares"), of Internet Pictures Corporation, a Delaware corporation (the "Company"), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on May 24, 2001 (the "Schedule 13D") and amended on May 30, 2001 and October 1, 2001. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.

ITEM 4.         PURPOSE OF THE TRANSACTION.

The eighth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

        In accordance with the provisions of the Purchase Agreement, the Company's Board of Directors was reduced from nine to seven members at the time of the Second Closing. At the time of the Second Closing, four directors resigned from the Board of Directors of the Company and four nominees of Image, including Mr. McGrew, were appointed to fill the resulting vacancies in the Board of Directors of the Company. Pursuant to the Purchase Agreement, Image was entitled to retain its representatives on the Board of Directors until the Third Closing. In connection with the Third Closing, Mr. McGrew resigned from the Board of Directors of the Company and the resulting vacancy was filled by a representative of First Avenue Partners, L.P ("First Avenue"), a New Investor. Pursuant to the terms of the Preferred Stockholders Agreement described below, following the Third Closing, one additional representative of Image resigned from the board and the resulting vacancy was filled by a representative designated by NewSouth Capital Management Inc. ("NewSouth"), another New Investor. Following the Third Closing, the holders of Series B Preferred Stock are entitled, as a class, to elect four of the Company's seven directors.

The eighteenth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

        The Company's amended certificate of designation setting forth the rights and privileges of the Series B Preferred Stock (the "Certificate of Designation") provides, in pertinent part, that the shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock (subject to certain class vote matters). The Series B Preferred Stock accrues dividends at 8% per annum and has a liquidation preference of $20 per share plus all accrued and unpaid dividends (as adjusted for any stock dividends, stock splits, combinations, recapitalizations or other similar corporate events). The Series B Preferred Stock was initially convertible into Common Stock at a conversion price of $2.50 (the "Conversion Price") per share (or 8 shares of Common Stock per share of Series B Preferred Stock). The Conversion Price is subject to adjustment for stock splits, stock dividends, combinations, recapitalizations and other similar corporate events. Additionally, the Series B Preferred Stock contained a reset feature (the "Reset Feature") that could result in a one-time reduction of the Conversion Price if the average daily closing price of the Common Stock for the twenty days prior to the 180 day anniversary of the Third Closing (the "Average Closing Price") was below $2.50. If the Reset Feature was triggered, the Conversion Price would be reset to the greater of the Average Closing Price or $2.00. On March 25, 2002 (the 180 day anniversary of the Third Closing), the Average Closing Price was calculated to be

                                                               Page 8 of 9 pages


$2.17. As a result, the Reset Feature was triggered, resulting in a reduction in the Conversion Price to $2.17 per share. The triggering of the Reset Feature increases the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock to 9.2075 shares. The Conversion Price is also subject to a weighted-average antidilution adjustment in the event that the Company sells shares of Common Stock (or securities convertible into, or exercisable or exchangeable for Common Stock) at a price less than the Conversion Price, subject to certain exceptions.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

        Each of the Filing Persons may be deemed to beneficially own 8,091,825 shares of Common Stock. Such shares, based on the capitalization of the Company as of October 15, 2001 (as reported in its Form 10-Q filed on October 31, 2001), constitute 54.7% of the Common Stock. However, the Filing Persons' actual voting interest is 42.0% because all shares of Series B Preferred Stock, including the shares acquired by the New Investors, vote on an as-converted basis with the Common Stock.

        The 8,091,825 shares of Common Stock beneficially owned by the Filing Persons include 4,731,089 shares of Common Stock underlying the 513,830 shares of Series B Preferred Stock that Image acquired upon conversion of the principal amount of, and substantially all of the accrued interest on, the Promissory Note at the Third Closing and 1,058,862 shares of Common Stock underlying the 115,000 shares of Series B Preferred Stock that Image acquired upon exercise of a portion of the Tranche B Warrant at the Third Closing. It also includes an additional 2,301,874 shares of Common Stock issuable upon conversion of 250,000 shares of Series B Preferred Stock currently underlying the Tranche A Warrants.

        Other than under the transactions described above, no transactions in the Common Stock of the Company have been effected by Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, or to the knowledge of Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, by any of the general partners of Paradigm, during the past 60 days.

        To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.


                     [REMAINDER OF PAGE INTENTIONALLY BLANK]

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                                                               Page 9 of 9 pages


                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2002

                                  IMAGE INVESTOR PORTFOLIO,
                                  a separate series of

                                  MEMPHIS ANGELS, LLC,
                                  a Delaware limited liability company

                                              By: PARADIGM CAPITAL EQUITY
                                                  PARTNERS, LLC,
                                                  its Manager

                                                  By: PARADIGM HOLDINGS,
                                                      its Managing Member


                                                      By: /s/ Frank A. McGrew IV
                                                         -----------------------
                                                      Name: Frank A. McGrew IV
                                                      Title: Managing Partner


                                  PARADIGM CAPITAL EQUITY
                                  PARTNERS, LLC,
                                  a Delaware limited liability company

                                              By: PARADIGM HOLDINGS,
                                                  its Managing Member


                                                  By: /s/ Frank A. McGrew IV
                                                      ----------------------
                                                  Name: Frank A. McGrew IV
                                                  Title: Managing Partner


                                  PARADIGM HOLDINGS,
                                  a Delaware general partnership


                                  By: /s/ Frank A. McGrew IV
                                      ----------------------
                                  Name: Frank A. McGrew IV
                                  Title: Managing Partner



                                  FRANK A. MCGREW IV

                                  /s/ Frank A. McGrew IV
                                  -----------------------------